UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

DoorDash, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

25809K 105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25809K 105

1.	Names of Reporting Persons. Tony Xu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 32,666,097 (See Item 4(a) below)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 15,028,415 (See Item 4(a) below)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,666,097 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.3% (See Item 4(b) below)
12.	Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer:

DoorDash, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

303 2nd Street, South Tower, 8th Floor

San Francisco, California 94107

Item 2 (a)	Name of Person Filing:

Tony Xu

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

c/o DoorDash, Inc.

303 2nd Street, South Tower, 8th Floor

San Francisco, California 94107

Item 2 (c)	Citizenship:

Tony Xu is a United States citizen

Item 2 (d)	Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share

Item 2 (e)	CUSIP Number:

25809K 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or 240.13d-2(c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

As of December 31, 2021 (i) 619,705 shares of Class B Common Stock were held by Mr. Xu, (ii) 305,425 shares of Class B Common Stock were held by Mr. Xu as Trustee of Article 3 Trust Under OBX Family Trust, (iii) 305,425 shares of Class B Common Stock were held by Mr. Xu as Trustee of Article 3 Trust Under TBX Family Trust, (iv) 28,865 shares of Class B Common Stock were held by Mr. Xu as Trustee of Article 4 Trust Under Library Trust, (v) 3,600,000 shares of Class B Common Stock were held by Mr. Xu as Trustee of Article 2 Trust Under TXX Annuity Trust #1, (vi) 3,600,000 shares of Class B Common Stock were held by Mr. Xu as Trustee of Article 2 Trust Under TXX Annuity Trust #2, (vii) 1,800,000 shares of Class B Common Stock were held by Mr. Xu as Trustee of Article 2 Trust Under TXX Annuity Trust #3, and (viii) 4,768,995 shares of Class B Common Stock were subject to stock options held by Mr. Xu and exercisable within 60 days of December 31, 2021. In addition, Mr. Xu has voting power over 17,637,682 shares of Class B Common Stock held by certain other stockholders of the Issuer, over which, under all but certain limited circumstances, Mr. Xu holds an irrevocable proxy, pursuant to a voting agreement between Mr. Xu and such stockholders.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to 20 votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

(b)	Percent of class:

9.3%

The ownership percentage above is calculated based on 315,265,486 shares of Class A Common Stock outstanding as of December 31, 2021, as confirmed to Mr. Xu by the Issuer, which number includes shares subject to stock options held by Mr. Xu and exercisable within 60 days of December 31, 2021, plus the assumed conversion of 27,897,102 shares of Class B Common Stock deemed beneficially owned by Mr. Xu, as described herein, into shares of Class A Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 32,666,097 shares

(ii)	Shared power to vote or direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 15,028,415 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

/s/ Tony Xu
Tony Xu